SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated June 1, 2007

Press Release dated June 7, 2007

Press Release dated June 20, 2007

Press Release dated June 23, 2007

Eni SpA - By-Laws

Project of demerger of EniPower SpA

Directors’ report on project of demerger of EniPower SpA

Annual information documents (pursuant Article 54 of CONSOB Resolution 11971/1999)

Report of the BoD on the issue of Bond denominated "Eni SpA - Euro Medium Term Notes - Third Emission"

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: June 30, 2007

PRESS RELEASE

ENI: KPO AND KAZROSGAZ SIGN A GAS SALE AGREEMENT

San Donato Milanese (Milan), June 1, 2007 - The Karachaganak Petroleum Operating BV consortium (KPO) and KazRosGaz, a joint venture composed of KazMunaiGaz and Gazprom, signed a Gas Sale Agreement today in Moscow.

According to the terms of the Agreement, which is subject to approvals, the KPO consortium will deliver, from 2012, about 16 billion cubic metres of raw gas to the Orenburg plant, in Russia, where it will be refined. The Gas Sale Agreement represents a further step towards the development of the Karachaganak field, creating the conditions for the start-up of Phase 3 of the project, which will deliver reserves in excess of 2 billion barrels of oil equivalent (BOE) of new oil and gas.

Karachaganak, located in north-west Kazakhstan, is one of the largest oil and gas condensate fields in the world, with reserves of over 5 billion barrels of oil equivalent. The Karachaganak Petroleum Operating BV (KPO) consortium is composed by Eni (co-operator, 32.5%), BG Group (co-operator, 32.5%), ChevronTexaco (20%) and Lukoil (15%) and is currently producing 385,000 BOE per day.

Company contacts:

Press Office: Tel. 02.52031875 - 06.5982398

Free Number: 800940924
Switchboard: +39-0659821
segreteriasocietaria.azionisti@eni.it

investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

Eni’s Board of Directors

• Approves reorganisation connected to the "dual offer" project
• Approves the issue of a bond up to 1.5 billion euro by June 30, 2008
• Adjusts Corporate Governance

Rome, June 7, 2007 - Eni’s Board of Directors has resolved today the partial demerger of EniPower (Eni SpA 100%) in favour of Eni.

Through the demerger the assets of EniPower unit "Marketing, Trading and Risk Management" will be transferred to Eni that, since January 1, 2007 already operates said activities on the basis of a lease contract.

The proposed partial demerger aims at an integrated gas-electricity business model allowing Eni to provide a "dual offer" of both natural gas supply (already present in Eni Gas & Power Division) and electricity supply.

Eni’s Board of Directors also resolved to issue a bond amounting up to 1.5 billion euro, to be issued in one or more tranches by June 30, 2008. The bond issue aims at a better balance between short and medium-long term debt of Eni. The bond will be listed on the Luxembourg Stock Exchange.

The Board made further decisions concerning corporate governance.

Specifically, it amended the composition of the Internal Control Committee in order to adequate it to the guidelines of the Voluntary Code of Practice whereby the internal committees of the Board of Directors have a maximum of four members (all non executive directors, the majority of whom independent), a number lower than the majority of members of the Board of Directors.

The members of the committee are: Marco Reboa, Chairman, Alberto Clô, Renzo Costi and Pierluigi Scibetta, all non-executive and independent directors.

The Board of Directors also appointed professor Mario Cattaneo and professor Giovanni Maria Garegnani as new external members in the Compliance Committee, in accordance with Legislative Decree No. 231/2001.

Company Contacts:

Press Office: +39 0659822040 / +39 0252031287

Switchboard number: +39-0659821

Free Number: 800940924

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it
Internet page: www.eni.it

PRESS RELEASE

Eni: Appointment of manager responsible for the preparation of company accounts

San Donato Milanese (Milan), June 20, 2007 - Eni’s Board of Directors, with the approval of the Board of Statutory Auditors, has today appointed Marco Mangiagalli as the manager in charge of the preparation of the company’s accounting documents. This appointment has been made in compliance with Eni’s by-laws and with current legislation.

Eni’s Board of Directors has verified that he has adequate powers and resources for the fulfilment of this role.

Marco Mangiagalli has been Eni’s Chief Financial Officer since 2001.

Press Office: Tel. 02.52031875 - 06.5982398

Free Number: 800940924
Switchboard: +39-0659821

segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it
Website: www.eni.it

PRESS RELEASE

ENI AND GAZPROM SIGN THE AGREEMENT FOR THE SOUTH STREAM PROJECT

Rome, June 23, 2007 - Eni and Gazprom signed today, in the presence of the Minister of Industry and Energy of the Russian Federation, Viktor Khristenko, and Italy’s Minister for Economic Development, Pierluigi Bersani, a Memorandum of Understanding for the realization of South Stream, a new gas pipeline system which will link Russia to the European Union across the Black Sea.

The agreement is for the implementation of a technical and economic feasibility study of the project and for the necessary political and regulatory evaluations. It establishes the guidelines for the cooperation between both companies for the planning, financing, construction and technical and commercial management of the pipelines.

The South Stream project represents a further step towards the implementation of the strategic agreement signed in November 2006 by Eni and Gazprom.

Following the commercial agreements and the entry of Eni in Russian upstream, this new agreement further strengthens the alliance between Eni and Gazprom and will significantly contribute to improving the security of energy supply for the European Union. The project is particularly relevant in the context of the significant gas shortage which will be experienced by the European Union between now and 2015, as demand increases while internal production decreases significantly.

The transport capacity of South Stream will be defined through feasibility studies in order to optimize costs and on the basis of market analyses that will be carried out in the countries involved as well as in the end markets.

According to preliminary studies carried out by Saipem, costs are comparable with the development of the LNG chain (liquefaction plants, ships and re-gasification plants).

In its offshore section, the South Stream will cross the Black Sea from the Russian coast of Beregovaya – the same starting point of the Blue Stream pipeline – to the Bulgarian coast, with a 900-km pipeline reaching a maximum water depth of more than 2,000 metres.

For the onshore section two different routes from Bulgaria are being studied: a route towards northwest and one towards southwest. Eni and Gazprom will carry out the project using the most advanced technologies in full respect of the strictest environmental criteria.

"The South Stream project – Italy’s Minister for Economic Development Pierluigi Bersani said – aims at strengthening Europe’s energy security. The agreement signed today once again testifies to the strength of the strategic partnership between Italy and the Russian Federation that will support the cooperation between the European Union and Russia".

"The Governments of the countries involved or potentially interested in the South Stream project are to build an efficient system of agreements supporting the initiative of the Italian and Russian companies. This is a prime example of a situation where the objectives of an industrial project overlap with the interests of the governments and populations of several European countries", Viktor Khristenko, the Minister of Industry and Energy of the Russian Federation, commented.

"The South Stream project is the third pillar of the strategic agreement signed by Eni and Gazprom in November 2006 – Eni CEO, Paolo Scaroni, declared. This project in the gas midstream would enable Eni to add further value to its recent acquisitions of the assets of Arctic Gas and Urengoil. The South Stream project, whose development respects all sustainability and environmental criteria, will represent a decisive step towards strengthening the security of energy supply for the whole of Europe".

Gazprom Deputy Chairman, Alexander Medvedev, said: "This Memorandum of Understanding is a concrete action aiming at developing a long-term strategic partnership which both Eni and Gazprom will take advantage from. It is a further step towards the tangible execution of Gazprom’s strategy to diversify Russian gas supply routes towards European countries and significantly contribute to Europe’s energy security".

Company contacts:

Press Office: phone +39 02 52031875 - 06 5982398
Switchboard: +39 0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

e-mail: pr@gazprom.ru
http:// www.gazprom.ru

Eni S.p.A. - By-Laws

Part I - Establishment - Name - Registered Office and Duration of the Company

ARTICLE 1

1.1 "Eni S.p.A." resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, is regulated by these by-laws.

ARTICLE 2

2.1 The registered head office of the company is located in Rome, Italy and the company’s two branches in San Donato Milanese (MI).

2.2 Main representative offices, affiliates and branches may be established and/or wound up in Italy or abroad in compliance with the law.

ARTICLE 3

3.1 The company is expected to exist until December 31, 2100. Its duration may be extended one or more times by resolution of the shareholders' meeting.

Part II - Company Objects

ARTICLE 4

4.1 The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in respect of concessions provided by law.

The company also has the object of direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the fields of chemicals, nuclear fuels, geothermy and renewable energy sources, in the sector of engineering and construction of industrial plants, in the mining sector, in the metallurgy sector, in the textile machinery sector, in the water sector, including derivation, drinking water, purification, distribution and reuse of waters; in the sector of environmental protection and treatment and disposal of waste, as well as in every other business activity that is instrumental, supplemental or complementary with the aforementioned activities.

The company also has the object of managing the technical and financial co-ordination of subsidiaries and affiliated companies as well as providing financial assistance on their behalf.

The company may perform any operations necessary or useful for the achievement of the company objects; by way of example, it may initiate operations involving real estate, moveable goods, trade and commerce, industry, finance and banking asset and liability operations, as well as any action that is in any way connected with the company objects with the exception of public fund raising and the performance of investment services as regulated by Legislative Decree No. 58 of February 24, 1998.

The company may take shareholdings and interests in other companies or businesses with objects similar, comparable or complementary to its own or those of companies in which it has holdings, either in Italy or abroad, and it may provide real and or personal bonds for its own and others' obligations, especially guarantees.

Part III - Capital - Shareholdings - Bonds

ARTICLE 5

5.1 The company capital is euro 4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six) represented by 4,005,358,876 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six) shares of ordinary stock with a nominal value of euro 1 (one) each.

5.2 Shares may not be split up and each share is entitled to one vote.

5.3 The fact of being a Shareholder in itself constitutes approval of these by-laws.

ARTICLE 6

6.1 Pursuant to Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, no one, in any capacity, may own company shares that entail a holding of more than 3 per cent of voting share capital.

Such maximum shareholding limit is calculated by taking into account the aggregate shareholding held by the controlling entity, either a physical or legal person or company; its directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; affiliated entities as well as people related to the second degree by blood or marriage, also in the case of a legally separated spouse.

Control exists, with reference also to entities other than companies, in the cases envisaged by Article 2359, paragraphs 1 and 2 of the Civil Code.

Affiliation exists in the case set forth in Article 2359, paragraph 3, of the Civil Code as well as between entities that directly or indirectly, by way of subsidiaries, other than those managing investment funds, are bound, even with third parties, in agreements regarding the exercise of voting rights or the transfer of shares or portions of third companies or, in any event, in agreements or pacts as per Article 122 of Legislative Decree No. 58 of February 24, 1998 regarding third party companies if said agreements or pacts concern at least 10 per cent of the voting capital, if they are listed companies, or 20 per cent if they are unlisted companies.

The aforementioned shareholding limit (3 per cent) is calculated by taking into account shares held by any fiduciary nominee or intermediary. Any voting rights attributable to voting capital held or controlled in excess of the maximum limit indicated in the foregoing cannot be exercised and the voting rights of each entity to whom such limit on shareholding applies are reduced in proportion, unless otherwise jointly provided in advance by the parties involved. In the event that shares exceeding this limit are voted, any Shareholders' resolution adopted pursuant to such a vote may be challenged pursuant to Article 2377 of the Civil Code, if the required majority had not been reached without the votes exceeding the aforementioned maximum limit.

Shares not entitled to vote are included in the determination of the quorum at shareholders' meetings.

6.2 Pursuant to Article 2, paragraph 1 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, as modified by Article 4, paragraph 227, of Law December 24, 2003 No. 350, the Minister of Economy and Finance retains the following special powers to be exercised in agreement with the Minister of the Economic Development and according to the criteria contained in the Decree issued by the President of the Council of Ministers on June 10, 2004:

a)	opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which – as per Decree issued by the Minister of Treasury on October 16, 1995 – are meant those representing at least 3% of share capital with the right to vote at the ordinary shareholders' meeting. The opposition is expressed within ten days of the date of the notice to be filed by the Board of Directors at the time request is made for registration in the Shareholders' Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day term is not lapsed, the voting rights and the non-asset linked rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised, through a duly motivated act in connection with the prejudice that may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights and the other non-asset linked rights connected with the shares representing a material shareholding and must sell said shares within one year. Failing to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be sued by the transferee before the Regional Administrative Court of Latium within sixty days as of its issue;
b)	opposition with respect to the subscription of Shareholders' pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary shareholders' meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998.

The opposition power may be exercised within ten days as of the date of the notice by Consob. Until the ten-day term is not lapsed, the voting right and the other non-asset linked rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised through the issue of an act that shall be duly motivated in consideration of the prejudice that may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Latium within sixty days as of its issue;
c)	veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company's registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related resolution may cause to the vital interests of the Italian State and may be sued by the dissenting Shareholders before the Regional Administrative Court of Latium within sixty days as of its issue;
d)	appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of the Economic Development will appoint his substitute.

ARTICLE 7

7.1 When shares are fully paid, and if the law so allows, they may be issued to the bearer. Bearer shares may be converted into registered shares and vice-versa. Conversion operations are performed at the Shareholder's expense.

ARTICLE 8

8.1 In the event, and for whatever reason, a share belongs to more than one person, the rights relating to said share may not be exercised by other than one person or by a proxy for all co-owners.

ARTICLE 9

9.1 The shareholders' meeting may resolve to increase the company capital and establish terms, conditions and means thereof.

9.2 The shareholders' meeting may resolve to increase the company capital by issuing shares, including shares of different classes, to be assigned for no consideration pursuant to Article 2349 of the Civil Code.

ARTICLE 10

10.1 Payments on shares are requested by the Board of Directors in one or more times.

10.2 Shareholders who are late in payment are charged an interest calculated at the official discount rate established by the Bank of Italy besides the provisions envisaged in Article 2344 of the Civil Code.

ARTICLE 11

11.1 The company may issue bonds, including convertibles and warrant bonds in compliance with the law.

Part IV - Shareholders’ meeting

ARTICLE 12

12.1 Ordinary and extraordinary shareholders' meetings are usually held at the company registered office unless otherwise resolved by the Board of Directors, provided however they are held in Italy.

12.2 Ordinary shareholders’ meetings must be called at least once a year to approve the financial statements, within 180 days of the end of the business year, as the Company approves the Group Financial Statements.

ARTICLE 13

13.1 Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette or the following newspapers: "Il Sole 24 Ore", "Corriere della Sera" and "Financial Times", according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.

The Shareholders that, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within five days as of the date of publication of the shareholders’ meeting notice, to add other items in the agenda. The request shall contain the matters to be proposed to the shareholders’ meeting. Said faculty may not be exercised on the matters upon which, pursuant to the applicable legislation, the shareholders’ meeting resolves on the basis of a proposal of the Board of Directors or on the basis of a project or report of the Board. The integrations accepted by the Board shall be published at least ten days before the shareholders’ meeting date, through a notice to be published as indicated above.

13.2 Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the communication issued by financial intermediaries at least two labour days before the date of the shareholders’ meeting on first call.

ARTICLE 14

14.1 Each Shareholder entitled to attend the meeting may also be represented in compliance with the law by a person appointed by written proxy. Incorporated entities and companies may attend the meeting by way of a person appointed by written proxy. In order to simplify collection of proxies issued by Shareholders who are employees of the company or its subsidiaries and members of Shareholders associations incorporated under and managed pursuant to current legislation regulating proxies collection, notice boards for communications and rooms to allow proxies collection are made available to said associations according to terms and conditions agreed from time to time by the company with the associations representatives.

14.2 The Chairman of the meeting has to assure the regularity of written proxies and, in general, the right to attend the meeting.

14.3 The right to vote may also be exercised by mail according to the laws and regulations in force concerning this matter.

14.4 Eni S.p.A. shareholders' meetings are disciplined by Eni S.p.A.'s shareholders' meeting Regulation approved by the ordinary shareholders' meeting.

ARTICLE 15

15.1 The meeting is chaired by the Chairman of the Board of Directors, or in the event of absence or impediment, by the Chief Executive Officer; in absence of both, by another person, duly delegated by the Board of Directors, failing which the meeting may elect its own Chairman.

15.2 The Chairman of the meeting is assisted by a Secretary, who need not be a Shareholder, to be designated by the Shareholders present, and may appoint one or more scrutineers.

ARTICLE 16

16.1 The ordinary shareholders' meeting decides on all the matters for which it is legally entitled and authorises the transfer of the business.

16.2 Resolutions either at ordinary or extraordinary meetings, either on first, second or third call, must be taken with the majority required by the law in each case.

16.3 Resolutions of the meeting taken in compliance with the law and these by-laws are binding for all Shareholders even if absent or dissenting.

16.4 The minutes of ordinary meetings must be signed by the Chairman and the Secretary.

16.5 The minutes of extraordinary meetings must be drawn up by a notary public.

Part V - The Board of Directors

ARTICLE 17

17.1 The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders' meeting determines the number within these limits. The Minister of Economy and Finance in agreement with the Minister of the Economic Development may appoint another member, with no voting rights, pursuant to Article 6, second paragraph, letter d), of the by-laws.

17.2 The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders' meeting convened to approve the financial statements of the last year of their office. They may be reappointed.

17.3 The Board of Directors, except for the member appointed pursuant to Article 6.2, letter d) of these by-laws, is appointed by the shareholders' meeting on the basis of lists presented by Shareholders and by the Board of Directors; in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company's registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders' meeting. Candidate lists presented by Shareholders must be deposited and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders' meeting.

Each Shareholder may present or take part in the presenting of only one candidate list and vote only one candidate list. Those who are controlling or controlled entities or are under common control, as defined by Article 93 of Legislative Decree No. 58 issued on February 24, 1998, by the same entity of the shareholder presenting a list shall not present nor take part in the presentation of another candidate list, nor vote them, also through intermediaries or fiduciaries. Each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders' meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver with the company’s registered office a copy of the communication issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders' meeting.

At least one Board member, if the Board members are no more than five, or at least three Board members if the Board members are more than five, shall have the independence requirements set for the Board of Statutory Auditors members of listed companies. The independent candidates shall be expressly indicated in each list.

All candidates shall also have the honorability qualifications set forth by the applicable legislation.

Together with the deposit of each list, in order to assure its validity, the following documents shall be deposited: (i) the curriculum of each candidate; (ii) statements of each candidate to accept his nomination and attest, in his own responsibility, that causes for his ineligibility and incompatibility are non existing and that he possesses the aforementioned honorability and, if any, independence requirements.

The Directors appointed shall communicate to the Company if they have lost the above mentioned independence and honorability requirements and if situations of ineligibility or incompatibility have arisen.

The Board of Directors evaluates periodically the independence and the honorability of its members and if situations of ineligibility or incompatibility have arisen.

If the honorability or independence requirements declared and set forth by the legislation in force are not present or elapse for a Board member or if situations of ineligibility or incompatibility have arisen, the Board of Directors removes said Board member and resolves upon his substitution or invites him to remove the situation of incompatibility within the term set by the Board itself; if this last condition is not met, the Director will be removed from office.

Board members will be elected in the following manner:

a)	seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;
b)	the remaining Board members will be drawn out from the other candidate lists; said lists shall not be linked in any way, neither indirectly, to the shareholders who have presented or voted the list that has obtained the highest number of votes; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.
In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members.
In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders' meeting and the candidate elected will be the one who obtains a simple majority of the votes;
c)	if through the procedure described above the minimum number of independent Directors set by these by-laws is not elected, the quotient is calculated according to letter b) above in order to be assigned to the candidates present in each list; the independent candidates not yet drawn from the lists pursuant to letters a) and b) above, who have got the highest quotients will be elected in order to meet the provision of the by-laws on the number of the independent Directors. The Directors so appointed will replace the non independent Directors to whom the lowest quotients have been assigned. If the number of independent candidates is lower than the minimum limit set by the By-laws, the shareholders' meeting will make a resolution with the majorities prescribed by the law to substitute the not independent candidates who have got the lowest quotients;
d)	to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders' meeting will make a resolution with the majorities prescribed by the law in order, however, to assure that the Board composition complies with the current legislation and the by-laws.

The vote by list procedure shall apply only in case of appointment of the entire Board of Directors.

17.4 The shareholders' meeting may, even during the Board's term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.

17.5 If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders' meeting to appoint a new Board.

17.6 The Board may establish Board Committees that shall have advisory and consulting tasks on specific items.

ARTICLE 18

18.1 If the shareholders' meeting has not appointed a Chairman, the Board will elect one of its members. The Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws cannot be appointed as Chairman.

18.2 The Board, at the Chairman's proposal, appoints a Secretary, who need not belong to the company.

ARTICLE 19

19.1 The Board meets in the place indicated in the notice whenever the Chairman or, in case of absence or impediment, the Chief Executive Officer deems necessary, or when written application has been made by the majority of the members. The Board of Directors may be convened also pursuant to Article 28.4 of the by-laws. The Board of Directors' meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the meeting is considered duly held in the place where the Chairman and the Secretary are present.

19.2 Usually notice is given at least five days in advance. In cases of urgency notice may be sent earlier. The Board of Directors decides on how to convene its meetings.

19.3 The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request.

ARTICLE 20

20.1 The Chairman of the Board or, in his absence, the oldest Board member in attendance chairs the meeting.

ARTICLE 21

21.1 A majority of members of the Board having a voting right must be present for a Board meeting to be valid.

21.2 Resolutions are taken with the majority of votes of the Board members having a voting right present; should votes be equal, the person who chairs the meeting has a casting vote.

ARTICLE 22

22.1 Resolutions of the Board are entered in the minutes, which are recorded in a book kept for that purpose pursuant to the law, and said minutes are signed by the Chairman of the meeting and by the Secretary.

22.2 Copies of the minutes are bona fide if they are signed by the Chairman or the person acting for him and countersigned by the Secretary.

ARTICLE 23

23.1 The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the company objects, except for the acts that the law or these by-laws reserve for the shareholders' meeting.

23.2 The Board of Directors is allowed to resolve on the following matters:

-	the merger and the demerger of at least 90% directly owned subsidiaries;
-	the establishment and winding up of branches;
-	the amendment to the by-laws in order to comply with the current legislation.

23.3 The Board of Directors and the Chief Executive Officer report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Chief Executive Officer report to the Board of Statutory Auditors on operations entailing an interest on their behalf or on behalf of third parties.

ARTICLE 24

24.1 The Board of Directors delegates its powers to one of its members with the exception of the Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws, in compliance with the limits set forth in Article 2381 of the Civil Code. In addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Chief Executive Officer, a new Chief Executive Officer is simultaneously appointed.
The Board of Directors, upon proposal of the Chairman and in agreement with the Chief Executive Officer, may confer powers for single acts or categories of acts to other members of the Board of Directors with the exception of the Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws. The Chairman and the Chief Executive Officer, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts.
Further, upon proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them. In order to make the appointment effective, the Board of Directors shall verify if the General Manager to be appointed has the honorability requirements set by the current legislation. The Board of Directors shall periodically verify said honorability requirements. The General Managers without said requirement shall be removed.
Upon proposal of the Chief Executive Officer presented and in agreement with the Chairman, the Board of Directors appoints the Manager responsible for the preparation of financial reporting documents. The appointment is subject to the favourable opinion of the Board of Statutory Auditors.
The Manager responsible for the preparation of financial reporting documents is chosen among people who, for at least three years, have exercised:

a)	administration or control activities or directive tasks in companies listed on regulated stock exchanges in Italy or other European Union countries or other countries member of OECD with a share capital not less than two million euro or
b)	audit activities in the companies mentioned in letter a) above, or
c)	professional activities or teaching activities in universities in the financial or accounting sectors, or
d)	managerial functions in public or private bodies in the financial, accounting, or control sectors.

The Board of Directors assures that the Manager responsible for the preparation of financial reporting documents is given adequate powers and means to execute his or her tasks and to respect the administrative and accounting procedures.

ARTICLE 25

25.1 Legal representation towards any judicial or administrative authority and towards third parties, together with the company signature, are vested either onto the Chairman or the Chief Executive Officer.

ARTICLE 26

26.1 The Chairman and the members of the Board are remunerated in an amount established by the ordinary shareholders' meeting. Said resolution, once taken, will remain valid for subsequent business years until the shareholders' meeting decides otherwise.

ARTICLE 27

27.1 The Chairman:

a)	represents the company according to the provisions of Article 25.1;
b)	chairs the shareholders' meeting pursuant to Article 15.1;
c)	convenes and chairs meetings of the Board of Directors pursuant to Articles 19.1 and 20.1;
d)	ascertains whether Board resolutions have been implemented;
e)	exercises the powers delegated to him by the Board of Directors pursuant to Article 24.1 of these by-laws.

Part VI - Board of Statutory Auditors

ARTICLE 28

28.1 The Board of Statutory Auditors consists of five effective members and two alternate members. The Auditors shall have the professional and honour requirements set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice.

Pursuant to the aforementioned Ministerial Decree, the matters strictly connected to those of interest of the Company are: companies law, business economics and corporate finance.

Pursuant to said Ministerial Decree, the sectors strictly connected with those of interest of the Company are the engineering and geological sectors.

The Statutory Auditors may be appointed members of administration and control bodies in other companies within the limits set by Consob regulation.

Until those provisions do not come in force, those who are already appointed effective auditor or supervisory board member or audit committee member in at least five companies with securities listed on regulated securities markets other than Eni S.p.A. subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.

28.2 The Board of Statutory Auditors is appointed by the shareholders' meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order.

For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 shall apply and according to the rules set forth by Consob.

Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for not less than three years.

Three effective Auditors and one alternate Auditor will be drawn from the list that obtains the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws. The procedure described in this last Article shall be applied to each section of the lists involved separately.

The shareholders' meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed according to Article 17.3 letter b) of these by-laws.

To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders' meeting will resolve with the majorities prescribed by the law.

The vote by list procedure shall apply only in case of appointment of the entire Board of Statutory Auditors.

Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted by the Alternate Auditor drawn by those other lists.

28.3 Retiring Auditors may be reelected.

28.4 Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders' meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders' meetings and at least one effective Auditor is empowered to convene the Board meetings.

The Board of Statutory Auditors’ meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the Meeting is considered duly held in the place where the Chairman and the Secretary are present.

Part VII - Financial Statements and Profits

ARTICLE 29

29.1 The business year ends on December 31 every year.

29.2 At the end of each business year, the Board of Directors sees to the preparation of the company financial statements in conformity with the law.

29.3 The Board of Directors may, during the course of the business year, pay interim dividends to the Shareholders.

ARTICLE 30

30.1 Dividends not collected within five years of the day on which they are payable will be prescribed in favour of the company and allocated to reserves.

Part VIII - Winding Up and Liquidation of the Company

ARTICLE 31

31.1 In the event the company is wound up, the shareholders' meeting will decide the manner of liquidation, appoint one or more liquidators and determine their powers and remuneration.

Part IX - General Provisions

ARTICLE 32

32.1 For matters not expressly regulated by these by-laws, the norms of the Civil Code and specific laws concerning these matters will apply.

32.2 The Ministry of Economy and Finance may retain his shareholding in the company share capital in excess of the limit set forth in Article 6.1 of these by-laws and will not be subject to the provisions of said Article 6.1 for the period set by the law.

ARTICLE 33

33.1 The company retains all assets and liabilities held before its transformation by the public law agency Ente Nazionale Idrocarburi.

PROJECT OF DEMERGER OF ENIPOWER SpA
AND SUBSEQUENT TRANSFER OF PART OF ITS ASSETS TO ENI SpA

Pursuant to Article 2506-bis of the Civil Code, is hereby drawn up the project of partial demerger (the "Project") of EniPower S.p.A. ("EniPower"), operating in the electricity business in Italy, and the subsequent transfer of part of its assets to Eni S.p.A. ("Eni"). The Project will be submitted to the approval of the competent bodies of the companies involved and contains the information and data requested by the current legislation.

Reasons of the demerger

The proposed demerger ("Demerger") aims at an integrated gas-electricity business model in order to offer Eni middle-market and mass-market clients a "dual offer" of both natural gas supply (already present in Eni Gas & Power Division) and electricity supply (managed until December 31, 2006 by EniPower). In order to pursue such objective, the assets of EniPower unit "Marketing, Trading and Risk Management" (the "Unit") will be transferred to Eni that, since January 1, 2007 already operates said activities on the basis of a lease contract which will be terminated on the date of effectiveness of the Demerger.

Information to be given pursuant Article 2506-bis of the Civil Code

As Eni owns all the shares issued by EniPower, the information required by Article 2501-ter, first Paragraph, No. 1), 2), 6), 7) and 8), to which Article 2506-bis, first Paragraph, of the Civil Code refers to for the demerger operations, and the description of the assets to be assigned to Eni are hereby given.

Type, denomination and Registered Office of the companies involved in the demerger

Beneficiary Company:

Eni S.p.A., with registered office in Piazzale Enrico Mattei, No. 1, Rome, Italy, company share capital euro 4,005,358,876.00, fully paid up, enrolled in the Rome Companies Register, Tax Identification Number 00484960588.

Company to be demerged:

EniPower S.p.A., a subsidiary of Eni S.p.A. and a sole shareholder company, with registered office in Piazza Ezio Vanoni, No. 1, San Donato Milanese, Milan, Italy, company share capital euro 944,947,849.00, fully paid up, enrolled in Milan Companies Register, Tax Identification Number 12958270154.

Description of the assets and liabilities to be assigned to the beneficiary company

The Demerger will be executed on the basis of the Annual Reports at December 31, 2006 of Eni and EniPower.

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The assets and liabilities of the Unit will be transferred to Eni through the Demerger; said assets and liabilities and their book value at December 31, 2006 are the following:

Book value
Cash	9,721,232.28
Other current assets (*)	399,605.79
Property, plan and equipment	10,871.38
Total assets	10,131,709.45
Other current liabilities (**)	9,032,945.27
Provisions for benefits to employees	869,174.71
Total liabilities	10,131,709.45
Total equity to be demerged	0.00

(*) Of which 344,715.40 euro referred to the positive fair value at December 31, 2006 of the derivative contracts on commodities signed by EniPower.
(**) Negative fair value at December 31, 2006 of the derivative contracts on commodities signed by EniPower.

The above-mentioned assets and liabilities have been assessed on the basis of IFRS principles used for the financial statements at December 31, 2006 and will be transferred with the related subjective positions to Eni as beneficiary company on the basis of the related book values on the date of effectiveness of the Demerger. Therefore Eni will succeed to EniPower in the rights and duties of the demerged company and in its relationships with third parties connected to the abovementioned assets and liabilities. The imbalance, if any, in these assets and liabilities that could arise in the period commencing on December 31, 2006 and ending on the date of effectiveness of the Demerger will be adjusted in cash.

The companies involved in the Demerger, pursuant to Article 2506-ter, second Paragraph, of the Civil Code have appraised the effective value of the assets and liabilities to be transferred to Eni and of the assets and liabilities left to EniPower. According to the appraisal issued, the effective value of said assets and liabilities is not less than their respective book value.

As the net equity to be demerged is null, EniPower share capital and the other components of the shareholders’ equity will not be reduced; consequently the book value of the participation recorded in Eni financial statements will not be reduced.

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Incorporation Act and Articles of Association of Eni, Memorandum of Association and Articles of Association of EniPower, with the indications of the amendments to Eni By-laws to be approved in consequence of the Demerger

Eni was incorporated pursuant to the transformation of Ente Nazionale Idrocarburi (National Agency for Hydrocarbons, E.N.I.), a public entity established by law, set forth by Article 15 of Law Decree No. 333, dated July 11, 1992 converted by Law No. 359 dated August 8, 1992 (Eni Articles of Association were approved by Eni Shareholders' Meeting on August 7, 1992). Eni Memorandum and Articles of Association are attached to the Project under Letter "A".
Eni By-laws shall not be amended for the execution of the Demerger as:
- the company objects of Eni already contain those of EniPower;
- Eni is the sole shareholder of EniPower.

EniPower was incorporated on November 17, 1999 through deed of Notary Ciro De Vincenzo, Milan, number 92599, Deposit number 7629. EniPower Articles of Association is attached to the Project under Letter "B".

Date as of the asset and liabilities to be transferred will be charged to the Financial Statements of the beneficiary company

The Demerger will be effective, also for accounting and tax purposes, as of the date of the last deposit of the Deed of demerger, pursuant to Article 2506-quarter, first paragraph, of the Civil Code.

Treatment of particular categories of shareholders and holders of securities different from shares

There are no particular categories of shareholders; no particular treatment is foreseen for the holders of securities different from the shares.

Eni bond issues outstanding are "Eni S.p.A. - Euro Medium Term Notes 2000-2010" and "Eni S.p.A. - Euro Medium Term Notes 2003-2013"; their Regulations will not be amended pursuant to the Demerger.

Particular advantages proposed in favour of the Board members of the demerging company and of the beneficiary company

No advantage is foreseen in favour of the Board members of the demerging company and of the beneficiary company.

The Chairman	The Chief Executive Officer
of EniPower SpA	of Eni SpA
Mr. Francesco Zofrea	Mr. Paolo Scaroni

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Annex A

Legislative Decree No. 333 dated July 11 , 1992 (in: Official Gazette – General Series – No. 162 dated July 11, 1992 and notice of rectification in Official Gazette – General Series – No. 164 dated July 14) coordinated with the Conversion Law No. 359 dated August 8, 1992 (in Official Gazette – General Series – No. 190 dated August 13, 1992 regarding: Urgent measures for the reformation of public finances.

Omission
Article 15

  The National Institute for Industrial Reconstruction - IRI, the National Hydrocarbon Board - ENI, the National Insurance Institute - INA and the National Electricity Board - ENEL are transformed into companies limited by shares with effect from the date of the present decree.
  The initial capital of each of these limited companies derived from the transformation is established by a decree of the Treasury Ministry on the basis of the net assets stated in their last respective balance sheets. The companies deriving from the transformation will issue shares of nominal value L. 1,000 each for an overall amount equal to their capital determined as above.
  The shares of the companies referred to in paragraph 1, together with those of BNL S.p.A., are assigned to the Treasury Ministry. The Treasury Ministry shall exercise its rights as shareholder in accord with the Ministries of the Budget, of Economic Planning, Industry, Commerce and State Shareholdings. In the same way, the shareholdings of the Savings and Loan Bank in IMI S.p.A. and in the other institutes of credit and finance intermediation are assigned to the Treasury Ministry. The capital losses in the balance sheet of the Savings and Loan Bank due to the transfer of the shares referred to in the present paragraph to the Treasury Ministry are charged to the Reserve Fund of the said Bank.
  The Articles of Association of each company derived from the transformation will be deliberated at the first Meeting. As a temporary measure, the rules – legal and constitutional – governing each company will remain in force. The Presidents of the limited companies derived from the transformation will hold their respective Shareholders’ Meetings within ten days from the date this present decree comes into force.
  Publication of this present decree takes account of all the requirements regarding formation of companies contemplated by current regulations.

Omission

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Eni SpA By-laws

Part I - Establishment - Name - Registered Office and Duration of the Company

ARTICLE 1

1.1 "Eni S.p.A." resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, is regulated by these by-laws.

ARTICLE 2

2.1 The registered head office of the company is located in Rome, Italy and the company’s two branches in San Donato Milanese (MI).

2.2 Main representative offices, affiliates and branches may be established and/or wound up in Italy or abroad in compliance with the law.

ARTICLE 3

3.1 The company is expected to exist until December 31, 2100. Its duration may be extended one or more times by resolution of the shareholders' meeting.

Part II - Company Objects

ARTICLE 4

4.1 The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in respect of concessions provided by law.

The company also has the object of direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the fields of chemicals, nuclear fuels, geothermy and renewable energy sources, in the sector of engineering and construction of industrial plants, in the mining sector, in the metallurgy sector, in the textile machinery sector, in the water sector, including derivation, drinking water, purification, distribution and reuse of waters; in the sector of environmental protection and treatment and disposal of waste, as well as in every other business activity that is instrumental, supplemental or complementary with the aforementioned activities.

The company also has the object of managing the technical and financial co-ordination of subsidiaries and affiliated companies as well as providing financial assistance on their behalf.

The company may perform any operations necessary or useful for the achievement of the company objects; by way of example, it may initiate operations involving real estate, moveable goods, trade and commerce, industry, finance and banking asset and liability operations, as well as any action that is in any

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way connected with the company objects with the exception of public fund raising and the performance of investment services as regulated by Legislative Decree No. 58 of February 24, 1998.

The company may take shareholdings and interests in other companies or businesses with objects similar, comparable or complementary to its own or those of companies in which it has holdings, either in Italy or abroad, and it may provide real and or personal bonds for its own and others' obligations, especially guarantees.

Part III - Capital - Shareholdings - Bonds

ARTICLE 5

5.1 The company capital is euro 4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six) represented by 4,005,358,876 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six) shares of ordinary stock with a nominal value of euro 1 (one) each.

5.2 Shares may not be split up and each share is entitled to one vote.

5.3 The fact of being a Shareholder in itself constitutes approval of these by-laws.

ARTICLE 6

6.1 Pursuant to Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, no one, in any capacity, may own company shares that entail a holding of more than 3 per cent of voting share capital.

Such maximum shareholding limit is calculated by taking into account the aggregate shareholding held by the controlling entity, either a physical or legal person or company; its directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; affiliated entities as well as people related to the second degree by blood or marriage, also in the case of a legally separated spouse.

Control exists, with reference also to entities other than companies, in the cases envisaged by Article 2359, paragraphs 1 and 2 of the Civil Code.

Affiliation exists in the case set forth in Article 2359, paragraph 3, of the Civil Code as well as between entities that directly or indirectly, by way of subsidiaries, other than those managing investment funds, are bound, even with third parties, in agreements regarding the exercise of voting rights or the transfer of shares or portions of third companies or, in any event, in agreements or pacts as per Article 122 of Legislative Decree No. 58 of February 24, 1998 regarding third party companies if said agreements or pacts concern at least 10 per cent of the voting capital, if they are listed companies, or 20 per cent if they are unlisted companies.

The aforementioned shareholding limit (3 per cent) is calculated by taking into account shares held by any fiduciary nominee or intermediary. Any voting rights attributable to voting capital held or controlled in excess of the maximum limit indicated in the foregoing cannot be exercised and the voting rights of each entity to whom such limit on shareholding applies are reduced in proportion, unless otherwise jointly provided in advance by the parties involved. In the event that shares exceeding this limit are voted, any

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Shareholders' resolution adopted pursuant to such a vote may be challenged pursuant to Article 2377 of the Civil Code, if the required majority had not been reached without the votes exceeding the aforementioned maximum limit.

Shares not entitled to vote are included in the determination of the quorum at shareholders' meetings.

6.2 Pursuant to Article 2, paragraph 1 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, as modified by Article 4, Paragraph 227, of Law December 24, 2003 No. 350, the Minister of Economy and Finance retains the following special powers to be exercised in agreement with the Minister of the Economic Development and according to the criteria contained in the Decree issued by the President of the Council of Ministers on June 10, 2004:

a)	opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which – as per Decree issued by the Minister of Treasury on October 16, 1995 – are meant those representing at least 3% of share capital with the right to vote at the ordinary shareholders' meeting. The opposition is expressed within ten days of the date of the notice to be filed by the Board of Directors at the time request is made for registration in the Shareholders' Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day term is not lapsed, the voting rights and the non-asset linked rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised, through a duly motivated act in connection with the prejudice that may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights and the other non-asset linked rights connected with the shares representing a material shareholding and must sell said shares within one year. Failing to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be sued by the transferee before the Regional Administrative Court of Latium within sixty days as of its issue;
b)	opposition with respect to the subscription of Shareholders' pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary shareholders' meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. The opposition power may be exercised within ten days as of the date of the notice by Consob. Until the ten-day term is not lapsed, the voting right and the other non-asset linked rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised through the issue of an act that shall be duly motivated in consideration of the prejudice that may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Latium within sixty days as of its issue;
c)	veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company's registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related

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resolution may cause to the vital interests of the Italian State and may be sued by the dissenting Shareholders before the Regional Administrative Court of Latium within sixty days as of its issue;
d)	appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of the Economic Development will appoint his substitute.

ARTICLE 7

7.1 When shares are fully paid, and if the law so allows, they may be issued to the bearer. Bearer shares may be converted into registered shares and vice-versa. Conversion operations are performed at the Shareholder's expense.

ARTICLE 8

8.1 In the event, and for whatever reason, a share belongs to more than one person, the rights relating to said share may not be exercised by other than one person or by a proxy for all co-owners.

ARTICLE 9

9.1 The shareholders' meeting may resolve to increase the company capital and establish terms, conditions and means thereof.

9.2 The shareholders' meeting may resolve to increase the company capital by issuing shares, including shares of different classes, to be assigned for no consideration pursuant to Article 2349 of the Civil Code.

ARTICLE 10

10.1 Payments on shares are requested by the Board of Directors in one or more times.

10.2 Shareholders who are late in payment are charged an interest calculated at the official discount rate established by the Bank of Italy besides the provisions envisaged in Article 2344 of the Civil Code.

ARTICLE 11

11.1 The company may issue bonds, including convertibles and warrant bonds in compliance with the law.

Part IV - Shareholders’ meeting

ARTICLE 12

12.1 Ordinary and extraordinary shareholders' meetings are usually held at the company registered office unless otherwise resolved by the Board of Directors, provided however they are held in Italy.

12.2 Ordinary shareholders’ meetings must be called at least once a year to approve the financial statements, within 180 days of the end of the business year, as the Company approves the Group Financial Statements.

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ARTICLE 13

13.1 Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette or the following newspapers: "Il Sole 24 Ore", "Corriere della Sera" and "Financial Times", according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.

The Shareholders that, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within five days as of the date of publication of the shareholders’ meeting notice, to add other items in the agenda. The request shall contain the matters to be proposed to the shareholders’ meeting. Said faculty may not be exercised on the matters upon which, pursuant to the applicable legislation, the shareholders’ meeting resolves on the basis of a proposal of the Board of Directors or on the basis of a project or report of the Board. The integrations accepted by the Board shall be published at least ten days before the shareholders’ meeting date, through a notice to be published as indicated above.

13.2 Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the communication issued by financial intermediaries at least two labour days before the date of the shareholders’ meeting on first call.

ARTICLE 14

14.1 Each Shareholder entitled to attend the meeting may also be represented in compliance with the law by a person appointed by written proxy. Incorporated entities and companies may attend the meeting by way of a person appointed by written proxy. In order to simplify collection of proxies issued by Shareholders who are employees of the company or its subsidiaries and members of Shareholders associations incorporated under and managed pursuant to current legislation regulating proxies collection, notice boards for communications and rooms to allow proxies collection are made available to said associations according to terms and conditions agreed from time to time by the company with the associations representatives.

14.2 The Chairman of the meeting has to assure the regularity of written proxies and, in general, the right to attend the meeting.

14.3 The right to vote may also be exercised by mail according to the laws and regulations in force concerning this matter.

14.4 Eni S.p.A. shareholders' meetings are disciplined by Eni S.p.A.'s shareholders' meeting Regulation approved by the ordinary shareholders' meeting.

ARTICLE 15

15.1 The meeting is chaired by the Chairman of the Board of Directors, or in the event of absence or impediment, by the Chief Executive Officer; in absence of both, by another person, duly delegated by the Board of Directors, failing which the meeting may elect its own Chairman.

15.2 The Chairman of the meeting is assisted by a Secretary, who need not be a Shareholder, to be designated by the Shareholders present, and may appoint one or more scrutineers.

ARTICLE 16

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16.1 The ordinary shareholders' meeting decides on all the matters for which it is legally entitled and authorises the transfer of the business.

16.2 Resolutions either at ordinary or extraordinary meetings, either on first, second or third call, must be taken with the majority required by the law in each case.

16.3 Resolutions of the meeting taken in compliance with the law and these by-laws are binding for all Shareholders even if absent or dissenting.

16.4 The minutes of ordinary meetings must be signed by the Chairman and the Secretary.

16.5 The minutes of extraordinary meetings must be drawn up by a notary public.

Part V - The Board of Directors

ARTICLE 17

17.1 The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders' meeting determines the number within these limits. The Minister of Economy and Finance in agreement with the Minister of the Economic Development may appoint another member, with no voting rights, pursuant to Article 6, second Paragraph, letter d), of the by-laws.

17.2 The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders' meeting convened to approve the financial statements of the last year of their office. They may be reappointed.

17.3 The Board of Directors, except for the member appointed pursuant to Article 6.2, letter d) of these by-laws, is appointed by the shareholders' meeting on the basis of lists presented by Shareholders and by the Board of Directors; in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company's registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders' meeting. Candidate lists presented by Shareholders must be deposited and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders' meeting.

Each Shareholder may present or take part in the presenting of only one candidate list and vote only one candidate list. Those who are controlling or controlled entities or are under common control, as defined by Article 93 of Legislative Decree No. 58 issued on February 24, 1998, by the same entity of the shareholder presenting a list shall not present nor take part in the presentation of another candidate list, nor vote them, also through intermediaries or fiduciaries. Each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders' meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver with the company’s registered office a copy of the communication issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders' meeting.

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At least one Board member, if the Board members are no more than five, or at least three Board members if the Board members are more than five, shall have the independence requirements set for the Board of Statutory Auditors members of listed companies.

The independent candidates shall be expressly indicated in each list.

All candidates shall also have the honorability qualifications set forth by the applicable legislation.

Together with the deposit of each list, in order to assure its validity, the following documents shall be deposited: (i) the curriculum of each candidate; (ii) statements of each candidate to accept his nomination and attest, in his own responsibility, that causes for his ineligibility and incompatibility are non existing and that he possesses the aforementioned honorability and, if any, independence requirements.

The Directors appointed shall communicate to the Company if they have lost the above mentioned independence and honorability requirements and if situations of ineligibility or incompatibility have arisen.

The Board of Directors evaluates periodically the independence and the honorability of its members and if situations of ineligibility or incompatibility have arisen.

If the honorability or independence requirements declared and set forth by the legislation in force are not present or elapse for a Board member or if situations of ineligibility or incompatibility have arisen, the Board of Directors removes said Board member and resolves upon his substitution or invites him to remove the situation of incompatibility within the term set by the Board itself; if this last condition is not met, the Director will be removed from office.

Board members will be elected in the following manner:

a)	seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;
b)	the remaining Board members will be drawn out from the other candidate lists; said lists shall not be linked in any way, neither indirectly, to the shareholders who have presented or voted the list that has obtained the highest number of votes; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.
In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members.
In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders' meeting and the candidate elected will be the one who obtains a simple majority of the votes;

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c)	if through the procedure described above the minimum number of independent Directors set by these by-laws is not elected, the quotient is calculated according to letter b) above in order to be assigned to the candidates present in each list; the independent candidates not yet drawn from the lists pursuant to letters a) and b) above, who have got the highest quotients will be elected in order to meet the provision of the by-laws on the number of the independent Directors. The Directors so appointed will replace the non independent Directors to whom the lowest quotients have been assigned. If the number of independent candidates is lower than the minimum limit set by the By-laws, the shareholders' meeting will make a resolution with the majorities prescribed by the law to substitute the not independent candidates who have got the lowest quotients;
d)	to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders' meeting will make a resolution with the majorities prescribed by the law in order, however, to assure that the Board composition complies with the current legislation and the by-laws.

The vote by list procedure shall apply only in case of appointment of the entire Board of Directors.

17.4 The shareholders' meeting may, even during the Board's term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.

17.5 If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders' meeting to appoint a new Board.

17.6 The Board may establish Board Committees that shall have advisory and consulting tasks on specific items.

ARTICLE 18

18.1 If the shareholders'meeting has not appointed a Chairman, the Board will elect one of its members. The Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws cannot be appointed as Chairman.

18.2 The Board, at the Chairman's proposal, appoints a Secretary, who need not belong to the company.

ARTICLE 19

19.1 The Board meets in the place indicated in the notice whenever the Chairman or, in case of absence or impediment, the Chief Executive Officer deems necessary, or when written application has been made by the majority of the members. The Board of Directors may be convened also pursuant to Article 28.4 of the by-laws. The Board of Directors' meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the meeting is considered duly held in the place where the Chairman and the Secretary are present.

19.2 Usuallynotice is given at least five days in advance. In cases of urgency notice may be sent earlier. The Board of Directors decides on how to convene its meetings.

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19.3 The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request.

ARTICLE 20

20.1 The Chairman of the Board or, in his absence, the oldest Board member in attendance chairs the meeting.

ARTICLE 21

21.1 A majority of members of the Board having a voting right must be present for a Board meeting to be valid.

21.2 Resolutions are taken with the majority of votes of the Board members having a voting right present; should votes be equal, the person who chairs the meeting has a casting vote.

ARTICLE 22

22.1 Resolutions of the Board are entered in the minutes, which are recorded in a book kept for that purpose pursuant to the law, and said minutes are signed by the Chairman of the meeting and by the Secretary.

22.2 Copies of the minutes are bona fide if they are signed by the Chairman or the person acting for him and countersigned by the Secretary.

ARTICLE 23

23.1 The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the company objects, except for the acts that the law or these by-laws reserve for the shareholders' meeting.

23.2 The Board of Directors is allowed to resolve on the following matters:

-	the merger and the demerger of at least 90% directly owned subsidiaries;
-	the establishment and winding up of branches;
-	the amendment to the by-laws in order to comply with the current legislation.

23.3 The Board of Directors and the Chief Executive Officer report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Chief Executive Officer report to the Board of Statutory Auditors on operations entailing an interest on their behalf or on behalf of third parties.

ARTICLE 24

24.1 The Board of Directors delegates its powers to one of its members with the exception of the Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws, in compliance with the limits

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set forth in Article 2381 of the Civil Code. In addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Chief Executive Officer, a new Chief Executive Officer is simultaneously appointed.
The Board of Directors, upon proposal of the Chairman and in agreement with the Chief Executive Officer, may confer powers for single acts or categories of acts to other members of the Board of Directors with the exception of the Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws. The Chairman and the Chief Executive Officer, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts.
Further, upon proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them. In order to make the appointment effective, the Board of Directors shall verify if the General Manager to be appointed has the honorability requirements set by the current legislation. The Board of Directors shall periodically verify said honorability requirements. The General Managers without said requirement shall be removed.
Upon proposal of the Chief Executive Officer presented and in agreement with the Chairman, the Board of Directors appoints the Manager responsible for the preparation of financial reporting documents. The appointment is subject to the favourable opinion of the Board of Statutory Auditors.
The Manager responsible for the preparation of financial reporting documents is chosen among people who, for at least three years, have exercised:

a)	administration or control activities or directive tasks in companies listed on regulated stock exchanges in Italy or other European Union countries or other countries member of OECD with a share capital not less than two million euro or
b)	audit activities in the companies mentioned in letter a) above, or
c)	professional activities or teaching activities in universities in the financial or accounting sectors, or
d)	managerial functions in public or private bodies in the financial, accounting, or control sectors.

The Board of Directors assures that the Manager responsible for the preparation of financial reporting documents is given adequate powers and means to execute his or her tasks and to respect the administrative and accounting procedures.

ARTICLE 25

25.1 Legal representation towards any judicial or administrative authority and towards third parties, together with the company signature, are vested either onto the Chairman or the Chief Executive Officer.

ARTICLE 26

26.1 The Chairman and the members of the Board are remunerated in an amount established by the ordinary shareholders' meeting. Said resolution, once taken, will remain valid for subsequent business years until the shareholders' meeting decides otherwise.

ARTICLE 27

27.1 The Chairman:

a)	represents the company according to the provisions of Article 25.1;
b)	chairs the shareholders' meeting pursuant to Article 15.1;
c)	onvenes and chairs meetings of the Board of Directors pursuant to Articles 19.1 and 20.1;
d)	ascertains whether Board resolutions have been implemented;

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e)	exercises the powers delegated to him by the Board of Directors pursuant to Article 24.1 of these by-laws.

Part VI - Board of Statutory Auditors

ARTICLE 28

28.1 The Board of Statutory Auditors consists of five effective members and two alternate members. The Auditors shall have the professional and honour requirements set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice.

Pursuant to the aforementioned Ministerial Decree, the matters strictly connected to those of interest of the Company are: companies law, business economics and corporate finance.

Pursuant to said Ministerial Decree, the sectors strictly connected with those of interest of the Company are the engineering and geological sectors.

The Statutory Auditors may be appointed members of administration and control bodies in other companies within the limits set by Consob regulation.

Until those provisions do not come in force, those who are already appointed effective auditor or supervisory board member or audit committee member in at least five companies with securities listed on regulated securities markets other than Eni SpA subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.

28.2 The Board of Statutory Auditors is appointed by the shareholders' meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order.

For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 shall apply and according to the rules set forth by Consob.

Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for not less than three years.

Three effective Auditors and one alternate Auditor will be drawn from the list that obtains the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws. The procedure described in this last Article shall be applied to each section of the lists involved separately.

The shareholders' meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed according to Article 17.3 letter b) of these by-laws.

To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders' meeting will resolve with the majorities prescribed by the law.

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The vote by list procedure shall apply only in case of appointment of the entire Board of Statutory Auditors.

Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted by the Alternate Auditor drawn by those other lists.

28.3 Retiring Auditors may be reelected.

28.4 Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders' meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders' meetings and at least one effective Auditor is empowered to convene the Board meetings.

The Board of Statutory Auditors’ meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the Meeting is considered duly held in the place where the Chairman and the Secretary are present.

Part VII - Financial Statements and Profits

ARTICLE 29

29.1 The business year ends on December 31 every year.

29.2 At the end of each business year, the Board of Directors sees to the preparation of the company financial statements in conformity with the law.

29.3 The Board of Directors may, during the course of the business year, pay interim dividends to the Shareholders.

ARTICLE 30

30.1 Dividends not collected within five years of the day on which they are payable will be prescribed in favour of the company and allocated to reserves.

Part VIII - Winding Up and Liquidation of the Company

ARTICLE 31

31.1 In the event the company is wound up, the shareholders' meeting will decide the manner of liquidation, appoint one or more liquidators and determine their powers and remuneration.

Part IX - General Provisions

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ARTICLE 32

32.1 For matters not expressly regulated by these by-laws, the norms of the Civil Code and specific laws concerning these matters will apply.

32.2 The Ministry of Economy and Finance may retain his shareholding in the company share capital in excess of the limit set forth in Article 6.1 of these by-laws and will not be subject to the provisions of said Article 6.1 for the period set by the law.

ARTICLE 33

33.1 The company retains all assets and liabilities held before its transformation by the public law agency Ente Nazionale Idrocarburi.

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Annex B

ENIPOWER SpA
BY-LAWS

NAME – PURPOSE – REGISTERED OFFICE
DURATION OF THE COMPANY – SHARE CAPITAL – BONDS AND OTHER DEBT SECURITIES

Article 1

These By-laws govern the company called "EniPower SpA".

The Company’s name may written using any font and/or typographic relief, in both upper and lower case letters.

Article 2

The Company’s purpose shall be:
- the acquisition, production on its own behalf and for third parties, sale, transmission, import, export, distribution, conveyance, exchange and trading of electric power, heat, accessory and/or complimentary products, generated or acquired from any source, and "green certificates"; emissions trading and the conduct of any and all other operations related, functional, analogous and complementary thereto or howsoever expedient to achieve the corporate purpose, including but not limited to:
- the management of engineering and business services connected with electric power acquisition, conveyance and exchange operations and the management of network facilities in the territory;
- the conduct of research and the provision of advisory and support services in the context of the aforementioned operations;
- the production and marketing of cells, panels, systems, equipment, software and whatever necessary to exploit photovoltaic and solar power in general, as well as their components and by-products;
- the study, design, works management, construction, installation and management of photovoltaic systems, including all IT and telematic products and services needed for their adjustment, regulation, control and maintenance and to measure and utilize the power generated, as well as the provision of operative technical training in the installation and use of solar-powered systems;
- the construction of infrastructures, including those indirectly relating to the provision of the aforementioned services, for the installation of photovoltaic and renewable energy systems in general;
- the execution of civil and industrial building works, in masonry, reinforced concrete and involving the use of fabricated or prefabricated metal structures, the execution of electric and electronic hydraulic works and of earth-moving operations; the construction of infrastructures, including those indirectly relating to the provision of the aforementioned services, for the installation of photovoltaic and renewable energy systems in general.

The Company may also perform agency and sub-agency activities in the natural gas sector.

The Company may conduct such operations in Italy and abroad, in compliance with the legislation in force and, in particular, with the provisions of Legislative Decree No. 79 of March 16, 1999, as amended. In order to conduct the operations constituting its corporate purpose, the Company may directly or indirectly hold interests in other business concerns having purposes that are analogous, complementary, similar or connected to its own and may conduct any industrial, commercial, securities, real estate and financial transactions (including the lease of lines of business and the provision of surety and guarantees) that are howsoever connected, functional or complementary to the achievement – including in an indirect fashion – of its corporate objectives, with the exception of the raising of investments from amongst the public and the conduct of all operations regulated under

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the laws on financial brokerage.

Article 3

The Company’s registered office is located in San Donato Milanese (MI).
It may open and close branches, agencies and offices both in Italy and abroad.

Article 4

The term of the Company’s duration shall end on December 31, 2100 and may be extended in compliance with the law.

Article 5

The Company has a share capital of EUR 944,947,849.00 (nine hundred and forty-four million, nine hundred and forty-seven thousand, eight hundred and forty-nine Euros), divided into 944,947,849 ordinary shares having a nominal value of EUR 1.00 (one Euro) each.
The share capital can be increased, also by means of contributions in kind and of receivables.

Article 6

The Company’s shares are registered and indivisible; each share grants the right to one vote. When shares are jointly owned, the relating shareholders’ rights are exercised by their common representative.
The Company does not issue share certificates; shareholder status is thus proven by entry in the Shareholders’ Register. Default interest applied at the statutory rate shall be payable on overdue payments of shares, subject to the application of Article 2344 of the Italian Civil Code.

Article 7

Shareholder status implies unconditional acceptance of the Company’s By-laws.
The domicile of shareholders, all others holding voting rights, the Company’s directors and statutory auditors, as well as the party appointed to audit the accounts, shall, in so far as concerns their relations with the Company, be the address resulting from the company books or that notified at a later date by such parties.

Article 8

The Company may issue bonds and other debt securities.

SHAREHOLDERS’ MEETING

Article 9

The Company’s Shareholders’ Meetings may be both ordinary and extraordinary.
An ordinary Shareholders’ Meeting shall be called at least once every year, within 120 days of the closing of the Company’s financial year, in order to approve its financial statements.
If the Company is required to prepare consolidated financial statements or particular circumstances relating to the Company’s structure and purpose so dictate, the aforesaid term may be extended to 180 days.
The Shareholders’ Meetings will be held at the Company’s registered office; by resolution of the Board of Directors they may also be held at other venues, provided that they are in Italy.

Article 10

Shareholders’ Meetings shall be convened by means of a call notice stating the date, time and place of the meeting and containing the list of the items on the Agenda; the call notice shall also state the date, time and place of the meeting on second call.
The call notice shall be sent by telegram or by registered mail with acknowledgement of receipt or by fax and must be received by shareholders at least eight days before the date on which the meeting is scheduled to be held on first call.

Article 11

The right to attend the Shareholders’ Meeting is regulated by law, by the By-laws and by the

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instructions contained in the call notice.

The Shareholders’ Meeting may be attended by all those holding voting rights whose names have been entered in the Shareholders’ Register at least two days before the date on which the Meeting is scheduled to be held on first call. Shareholder status as resulting from such entry must be maintained until the Meeting has taken place.

Shareholders may have themselves represented at the Shareholders’ Meeting by someone holding a written proxy issued in compliance with Article 2372 of the Italian Civil Code.
The Chairman of the Shareholders’ Meeting shall verify that the Meeting is validly convened, ascertain the identity and eligibility of those present, conduct the proceedings and check the results of votes. The information resulting from such verifications must be recorded in the minutes.
Shareholders’ Meetings may also be held in videoconference, provided that:
- the identity of all shareholders attending in person or by proxy can be ascertained and the validity of all issued proxies can be verified at all times;
- the proper conduct of the meeting, the exercise of the right to take part in the discussion of the matters on the Agenda, the exercise of voting rights, the validity of voting procedures and the due recording of the minutes are all guaranteed;
- all those in attendance are able to transmit, receive and examine documents;
- the Chairman of the meeting is in a position to perform all the duties required of him and be adequately aware of all events during the meeting that must be recorded in the minutes.

To such end, the Chairman of the Meeting may appoint one or more tellers at each of the venues linked in videoconference; the person taking the minutes of the Meeting shall be entitled to be assisted by people in his trust who are present at each of said venues.

The call notice must also specify any venues linked in videoconference with the Company at which attendees may assemble.

The Shareholders’ Meeting will be considered held at the place where both the Chairman of the meeting and the Secretary or the person taking the minutes are present.

Article 12

The Shareholders’ Meeting represents all shareholders.

Resolutions of the Shareholders’ Meeting adopted in compliance with the law and the Company’s Articles of Association are binding on all shareholders, including those who did not attend the Meeting or voted against them.

Article 13

The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or, in the event of his absence or impediment, by the person appointed by the Shareholders’ Meeting with the majority vote of those present.

The Chairman shall be assisted by the Secretary of the Board of Directors or, in the event of the latter’s absence or impediment, by the person – who need not necessarily be a shareholder – so appointed by the Shareholders’ Meeting by majority vote. The assistance of a secretary shall not be necessary when the minutes of the meeting are drawn up by a notary public.

The minutes of the Shareholders’ Meeting shall report the date of the meeting, the identity of those present and the amount of capital represented by each of same, the voting procedures followed and the results of votes, as well as the names of those who voted for and against or abstained from voting on each resolution pertaining to the items on the Agenda.

The resolutions of the Shareholders’ Meeting must be reported in the relating minutes that are signed by the Chairman of the Meeting and by the secretary/notary.

True copies of the original minutes certified by the secretary/notary and the Chairman of the Meeting constitute evidence to all effects of the law.

Article 14

The validity of the constitution of the Shareholders’ Meeting and of its resolutions is established

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pursuant to the law. Resolutions regarding the matters contemplated in Article 17 hereof are not within the authority of the Shareholders’ Meeting.

MANAGEMENT AND CONTROL FUNCTIONS

Article 15

The Company is managed by the Board of Directors; the control function is assigned to the Board of Auditors, with the exclusion of the audit of the Company’s accounts, which is conducted by an auditing firm.

The auditing firm’s ledger is held at the Company’s offices.

Article 16

The Board of Directors is composed of a minimum of three and a maximum of five members; the Shareholders’ Meeting shall establish their number and term of office at the time of their election. Directors cannot be elected to office for a period of more than three financial years, must stand down at the date of the Shareholders’ Meeting called to approve the financial statements relating to the last financial year they hold office and can be re-elected.

If, during the course of a financial year, one or more seats on the Board become vacant, the other members of the Board shall appoint Directors to fill them by resolution approved by the Board of Auditors, on condition that the majority of Board members is formed by Directors elected by the Shareholders’ Meeting. The Directors so appointed shall remain in office until the next Shareholders’ Meeting.

If, for any reason, the majority of seats on the Board become vacant, the entire Board shall stand down and the Directors still in office shall urgently call a Shareholders’ Meeting to appoint a new Board of Directors.

The Shareholders’ Meeting may change the number of members of the Board, also during its term of office, within the limits established in this Article 16; if the Shareholders’ Meeting increases such number, it shall elect new Directors. The term of office of the Directors so appointed shall end on the same date as that of the Directors already holding office at the time of their election.

Article 17

The management of the Company is remitted to the exclusive authority of the Board of Directors.

The Board of Directors is authorised to resolve on motions regarding:
- the merger by incorporation of companies in which the Company owns all the shares or equity interests, in compliance with the conditions established in Article 2505 of the Italian Civil Code;
- the merger by incorporation of companies in which the Company owns at least 90% (ninety percent) of the shares or equity interests, in compliance with the conditions established in Article 2505-bis of the Italian Civil Code;
- the proportional split-up of companies in which the Company owns at least 90% (ninety percent) of the shares or equity interests, in compliance with the conditions established in Article 2506-ter of the Italian Civil Code;
- the relocation of the Company’s registered office within Italian territory;
- the establishment, modification and closure of branch offices;
- the reduction of the share capital in the event of withdrawal by shareholders;
- issues of bonds and other debt securities, except for issues of bonds that are convertible into Company shares.

Article 18

If the Shareholders’ Meeting has not already done so, the Board of Directors shall elect its Chairman from amongst its own members. It shall also appoint a secretary, who need not necessarily be a Director.

The Chairman of the Board:
- is vested with the representation of the Company;
- presides over the Shareholders’ Meeting;
- calls and presides over the Board of Directors’ meeting, sets its Agenda and coordinates its proceedings;

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- ensures that Directors are provided with adequate information on the items listed on the Agenda;
- exercises the powers granted to him by the Board of Directors.

The Board of Directors may delegate its own powers to one or more of its members, determining the content and limitations of the authority delegated and the ways in which it is to be exercised, taking account of the provisions contained in Article 2381 of the Italian Civil Code.

The Board of Directors may also delegate powers in respect of certain operations or categories of operations, including to Company employees and third parties.

Those delegated with powers shall ensure that the organisation structure and the administration and accounting functions are commensurate to the Company’s type and size and shall report to the Board of Directors and the Board of Auditors at least every six months on the Company’s overall performance and its prospective development and on all transactions that are considered of major significance, by reason of their size or characteristics, concluded by the Company and its subsidiaries.

Article 19

Meetings of the Board of Directors shall be called by its Chairman whenever he deems it appropriate or at the request of at least two Directors. Such a request must state the matters with regard to which a meeting of the Board is requested.

In the event of the absence or impediment of the Chairman, the meeting shall be chaired by the eldest Director to whom powers have been delegated pursuant to Article 18 of these By-laws or, in the absence or impediment of the latter, by the eldest member of the Board present.

The Board of Directors shall meet at the place, on the date and at the time stated in the call notice that contains the list of the items on the Agenda. As a rule, the call notice shall be sent at least five days before the date on which the meeting is scheduled, by any means designed to guarantee proof of its receipt; said term can be reduced to at least 24 hours in cases of urgency.

Board meetings shall be held at the Company’s registered office; they may also be held at other venues, provided that they are in Italy.

The call notice must be transmitted to the statutory auditors within the same terms and under the same procedures.

The Board of Directors may meet in videoconference, provided that all those taking part can be identified and are able to follow the proceedings, examine, receive and transmit documents and take part in the discussion of the matters dealt with in real time. Such meetings are considered held at the place in which the Chairman and the Secretary are located. The call notice shall specify any venues linked in videoconference at which attendees may assemble.

Meetings of the Board of Directors are presided over by the Chairman of the Board; in his absence or impediment they are chaired by the eldest Director to whom powers have been delegated pursuant to Article 18 of these By-laws or, in the absence or impediment of the latter, by the eldest member of the Board present.

Article 20

The Board of Directors’ meeting is validly constituted when attended by the majority of the Directors in office.

Board resolutions are adopted with the majority vote of the Directors present and, in the event of a tied vote, the Chairman of the meeting holds the casting vote.

The minutes of Board meetings are drawn up by the Secretary of the Board and signed by the Chairman of the meeting and the Secretary. True copies of the original minutes certified by the Chairman and the Secretary of the Board of Directors constitute evidence to all effects of the law.

Article 21

Directors shall be entitled, on an annual basis and throughout their term of office, to the emolument determined by the ordinary Shareholders’ Meeting at the time of their election; the emolument so

Project of demerger of EniPower SpA and subsequent transfer of part of its assets to Eni SpA

The Italian Text prevails over the English text

determined shall remain unchanged until the Shareholders’ Meeting resolves otherwise. Directors shall also be entitled to the reimbursement of the expenses they incur in relation to the office they hold.

Directors vested with special responsibilities shall be entitled to the emolument determined by the Board of Directors following consultation with the Board of Auditors.

Article 22

The Board of Auditors is composed of three standing auditors; two deputy auditors must also be appointed.

Both standing and deputy auditors must be enrolled in the register of certified auditors.

The auditors shall remain in office for three financial years, must stand down at the date of the Shareholders’ Meeting called to approve the financial statements relating to the last financial year in which they hold office and may be re-elected. The Board of Auditors shall meet at least every ninety days and may also do so in videoconference, provided that all those attending can be identified and are able to follow the proceedings, examine, receive and transmit documents and take part in the discussion of the matters dealt with in real time.

REPRESENTATION

Article 23

The representation of the Company in respect of third parties and in court is vested in the Chairman of the Board of Directors and in the Directors to whom powers have been delegated pursuant to Article 18 of these By-laws, within the limits of such powers, on a several basis.

The Chairman and the members of the Board of Directors who have been delegated powers pursuant to Article 18 of these By-laws may appoint attorneys-in-fact from amongst the Company’s employees to carry out certain operations or categories of operations.

FINANCIAL STATEMENTS, PROFITS AND DIVIDENDS

Article 24

The Company’s financial year shall start on January 1, and end on December 31, of each year.

At the end of each financial year the Board of Directors shall, in compliance with the relevant provisions of the law, cause the financial statements to be prepared.

The net profits resulting from the duly approved financial statements shall be allocated as follows:
- at least 5% to the statutory reserve until the amount of same reaches the threshold established by law;
- the remaining amount to the shares, unless the Shareholders’ Meeting resolves otherwise.

Dividends that are not collected within five years of the date on which they became payable will be appropriated by the Company. The Board of Directors may resolve to pay out interim dividends during the course of a financial year.

WINDING UP AND LIQUIDATION OF THE COMPANY

Article 25

The winding up and the liquidation of the Company are regulated by the law.

MISCELLANEOUS PROVISIONS

Article 26

All matters not specifically contemplated in or regulated otherwise under these By-laws shall be governed by law.

Project of demerger of EniPower SpA and subsequent transfer of part of its assets to Eni SpA

The Italian Text prevails over the English text

REPORT ON THE DEMERGER OF ENIPOWER SpA ("ENIPOWER") AND SUBSEQUENT
TRANSFER OF PART OF ITS ASSETS TO ENI SpA ("ENI")

The Chief Executive Officer submits to the approval of the Board of Directors the project of partial demerger of EniPower S.p.A. ("EniPower") in favour of Eni S.p.A. ("Eni").

The following report has been drawn up pursuant to Consob Regulation No. 11971 dated May 14, 1999, Annex 3A-Schedule 1.

1.a) Description of the demerger, of its reasons and of the operating objectives of the companies involved in the demerger and their related programs

The proposed partial demerger ("Demerger") aims at an integrated gas-electricity business model in order to offer Eni middle-market and mass-market clients a "dual offer" of both natural gas supply (already present in Eni Gas & Power Division) and electricity supply (managed until December 31, 2006 by EniPower).

In order to pursue such objective, the assets of Enipower unit "Marketing, Trading and Risk Management" (the "Unit") will be transferred to Eni that, since January 1, 2007 already operates said activities on the basis of a lease contract which will be terminated on the date of effectiveness of the Demerger.

1.b) Description of the assets to be transferred from EniPower to Eni

The Demerger will be executed on the basis of the Annual Reports at December 31, 2006 of Eni and EniPower.

The assets and liabilities of the Unit will be transferred to Eni through the Demerger; said assets and liabilities and their book value at December 31, 2006 are the following:

The Italian Text prevails over the English text

Book value
Cash	9,721,232.28
Other current assets (*)	399,605.79
Property, plan and equipment	10,871.38
Total assets	10,131,709.45
Other current liabilities (**)	9,032,945.27
Provisions for benefits to employees	869,174.71
Total liabilities	10,131,709.45
Total equity to be demerged	0.00

(*) Of which 344,715.40 euro referred to the positive fair value at December 31, 2006 of the derivative contracts on commodities signed by EniPower.
(**) Negative fair value at December 31, 2006 of the derivative contracts on commodities signed by EniPower.

The above-mentioned assets and liabilities have been assessed on the basis of IFRS principles used for the financial statements at December 31, 2006 and will be transferred with the related subjective positions to Eni as beneficiary company on the basis of the related book values on the date of effectiveness of the Demerger. Therefore Eni will succeed to EniPower in the rights and duties of the demerged companies and in its relationships with third parties connected to the abovementioned assets and liabilities. The imbalance, if any, in these assets and liabilities that could arise in the period commencing on December 31, 2006 and ending on the date of effectiveness of the Demerger will be adjusted in cash.

The companies involved in the Demerger, pursuant to Article 2506-ter, second paragraph, of the Civil Code have appraised the effective value of the assets and liabilities to be transferred to Eni and of the assets and liabilities left to EniPower. According to the appraisal issued, the effective value of said assets and liabilities is not less than their respective book value.

As the net equity to be demerged is null, EniPower share capital and the other components of the shareholders’ equity will not be reduced; consequently the book value of the participation recorded in Eni financial statements will not be reduced.

1.c) Criteria followed for the allocation of shares issued by Eni in order to give execution to the Demerger

As EniPower share capital is wholly owned by Eni, Eni shares will not be issued nor assigned.

The Italian Text prevails over the English text

1.d) Comments of the Board of Directors on the existence of the withdrawal right for dissenting shareholders

1.e) If the withdrawal right occurs, indication of the persons allowed to and of the terms and conditions of its exercise and for the payment of the reimbursement and of the criteria used to determine it

The company objects of Eni already contain those of the Unit to be transferred through the Demerger; therefore they shall not be amended; the exercise of the withdrawal right shall not apply.

1.f) Estimates of the effects of the Demerger on the relevant shareholdings and on the control of the beneficiary company and of the company to be demerged following the Demerger

The Demerger will affect neither the relevant shareholdings of Eni and EniPower shareholdings nor Eni and EniPower control.

Eni and EniPower, pursuant to Article 2506-ter, second paragraph, of the civil code, have executed the appraisal of the current value of the net assets to be assigned to Eni and those left to EniPower. It results that the related values is not less than the related book values.

1.g) Effects of the Demerger on the pacts among the shareholders of the beneficiary company and of the company to be demerged mentioned in Article 122 of Legislative Decree 58/98

Eni doesn't know the existence of pacts among its shareholders. Eni is the sole shareholder of EniPower.

1.h) Description of the rights of the shares to be assigned to the shareholders of the demerged company

As explained in paragraph 1.c), as Eni is the beneficiary company of the Demerger and EniPower sole shareholder; therefore Eni shares will not be assigned.

1.i) Criteria used to determine the exchange ratio. Mention the appraisals, if any, of the current value of the net assets to be demerged and of Eni and the evaluation methods used

As explained in paragraph 1.c), as Eni is the beneficiary company of the Demerger and EniPower sole shareholder, Eni shares will not be assigned; therefore neither exchange ratio has been calculated nor appraisals of Eni and Enipower have been executed to this end.

1.l) Date as of EniPower operations will be charged, also for tax purposes, to Eni Financial Statements

The Demerger will be effective, also for accounting and tax purposes, as of the date of the last deposit of the Deed of Demerger, pursuant to Article 2506-quater, first Paragraph, of the Civil Code.

The Italian Text prevails over the English text

1.m) Tax consequences of the Demerger on the companies involved

The Demerger will not determine capital gains nor capital losses; therefore no tax liabilities will arise from its execution for Eni or EniPower.

To the Board members:
You are invited to:

-	approve the project of partial demerger of EniPower S.p.A. on the basis of their respective Financial Statements at December 31, 2006;
-	delegate any and all powers to the Chief Executive Officer and the General Director of Eni Gas & Power Division, to be used severally, directly or through attorneys-in-fact and in compliance with the current legislation, to: a) perform any and all necessary acts and fulfilment necessary to execute the demerger; b) do any and all acts necessary to execute, also through attorneys-in-fact, this resolution and provide, if necessary and possible pursuant to the current legislation, for those formal amendments to it as determined by competent Authorities in order to deposit it with the Companies Register.

The Chief Executive Officer
of Eni SpA
Mr. Paolo Scaroni

The Italian Text prevails over the English text

Annual Information Document of Eni SpA
(PURSUANT TO ARTICLE 54 OF THE CONSOB RESOLUTION 11971/1999)

Reference Period: June 9, 2006 - June 12, 2007

DESCRIPTION OF THE DOCUMENT	ISSUE DATE (DISCLOSURE TO THE PUBLIC)
PRICE SENSITIVE PRESS RELEASE AND NOTICE IN THE NEWSPAPERS
Notice in the Newspapers concerning the deposit of the documents regarding the partial demerger of EniPower and the issue of a bond	June 12, 2007
Press Release concerning the approval of the reorganisation connected to the "dual offer" project and the issue of a bond up to 1.5 billion euro by June 30, 2008	June 7, 2007
Press Release concerning the signature by KPO and KazRosGaz of a gas sale agreement	June 1, 2007
Press Release concerning the resolutions of the BoD held on May 31, 2007 on the inquiry regarding gas measurement instruments	May 31, 2007
Press Release concerning the completion of M&P deal	May 30, 2007
Press Release concerning the completion acquisition of M&P assets in Congo	May 30, 2007
Press Release on the inquiry regarding gas measurement instruments - CEO comments	May 28, 2007
Press Release on the inquiry regarding gas measurement instruments	May 28, 2007
Notice in the Newspapers concerning Eni Shareholders’ meeting’s resolutions	May 24, 2007
Notice in the Newspapers concerning Eni Shareholders’ meeting	May 18, 2007
Notice in the Newspapers concerning Eni Bondholders’ meetings	May 17, 2007
Notice in the Newspapers concerning the deposit with the Companies Register of the BoD resolutions of merger of AgipFuel S.p.A., Napoletana Gas Clienti S.p.A. and Siciliana Gas Clienti S.p.A. into Eni S.p.A.	May 15, 2007
Notice in the Newspapers concerning the publication of Eni 1Q 07	May 11, 2007
Press Release of Eni 1Q 07	May 11, 2007
Press Release concerning the call of the BoD for the approval of the Quarterly Report at March 31, 2007	May 4, 2007
Notice in the Newspapers concerning the publication of Eni Fact Book 2006 and the Report Eni in 2006	May 4, 2007
Press release concerning the acquisition of Dominion assets in the Gulf of Mexico for a total amount of US $ 4,757 million	April 30, 2007
Notice in the Newspapers of the Bondholders’ Meeting Eni EMTN 2003-2013	April 13, 2007
Notice in the Newspapers of the Bondholders’ Meeting Eni EMTN 2000-2010	April 13, 2007
Notice in the Newspapers of the Shareholders’ Meeting	April 13, 2007
Notice in the Newspapers concerning the lists of candidates to be appointed Director and Statutory Auditor of Snam Rete Gas	April 13, 2007
Press release concerning the $5.83 bn acquisition of Yukos assets. Major first step into Russian upstream market	April 4, 2007

Press Release concerning the announcement of Eni and Enel of the around $ 5.8 bn acquisition of Yukos assets	April 4, 2007
Press Release concerning the approval of Financial Statements 2006 and the convocation of the ordinary and straordinary shareholders’ Meeting	March 30, 2007
Notice in the Newspapers concerning the publication of Annual Report 2006	March 30, 2007
Press Release concerning the call of the BoD for the approval of Eni Financial Statements at December 31, 2006	March 23, 2007
Press Release concerning the agreement with Burren Energy in connection with the acquisition of assets E&P in Congo	March 19, 2007
Press Release concerning Eni Strategic Plan 2007-2010	February 23, 2007
Press Release concerning Preliminary Results 2006 and the dividend estimate 2006	February 23, 2007
Press Release concerning the acquisition of assets E&P in Congo	February 22, 2007
Press Release concerning the call of the BoD for the 2006 Financial Statements and forecasts on FY 2006 dividend	February 19, 2007
Press Release concerning the agreement signed by Eni with Nigeria LNG for the purchase of liquefied natural gas (LNG)	February 12, 2007
Press Release concerning the amendment of the Financial Calendar 2007	January 18, 2007
Press Release concerning the Financial Calendar 2007	December 20, 2006
Press Release concerning the adoption by Eni SpA of the Code of Conduct issued by Borsa Italiana SpA on March 14, 2006	December 13, 2006
Press Release concerning meeting between Paolo Scaroni and Alexei Miller for the Agreement signed by Eni and Gazprom	December 5, 2006
Press Release concerning sanction given by the European Commission to some chemical companies including Eni and Polimeri Europa for participating in an alleged cartel in the synthetic rubber market	November 29, 2006
Press Release concerning rumors on Eni’s offer for Technip	November 24, 2006
Press Release concerning the sign of the strategic agreement between Eni and Gazprom	November 14, 2006
Press Release concerning the arbitration proceedings initiated with regard to Dación assets of Eni (Venezuela)	November 10, 2006
Notice in the Newspapers concerning the publication of Quarterly Report at September 30, 2006	November 10, 2006
Press Release concerning the approval by BoD of Quarterly Report at September 30, 2006	November 10, 2006
Press release concerning the call of the BoD for the approval of the Quarterly Report at September 30, 2006	November 3, 2006
Notice in the Newspapers concerning the publication of Half-Year Report at June 30, 2006 and terms of payment of the Interim Dividend 2006	September 22, 2006
Press Release concerning the approval by BoD of Half-Year Report at June 30, 2006 and the confirmation of payment of the Interim Dividend 2006	September 22, 2006
Press Release concerning the approval by BoD of Eni HY 2006 Report and the distribution of an interim dividend	September 18, 2006
Press Release concerning the Eni/Gazprom meeting	September 12, 2006
Press Release concerning rumors on Eni’s offer for Maurel & Prom	August 1, 2006

Press Release concerning the approval by BoD of Quarterly Report at June 30, 2006 and results for the first half 2006. Announcement of Interim Dividend 2006	July 28, 2006
Notice in the Newspapers concerning the publication of Quarterly Report at June 30, 2006	July 28, 2006
Press release concerning the call of the BoD for the approval of the Quarterly Report at June 30, 2006	July 21, 2006
Notice in the Newspapers concerning BoD resolutions on mergers of Eni Portugal Investment SpA and of Società Finanziaria Eni SpA in Eni SpA	June 24 and 27, 2006
Notice in the Newspapers concerning the publication of Annual Report on Form 20-F 2005	June 24 and 27, 2006
Press Release concerning the approval by BoD of projects of merger of Eni Portugal Investment SpA and Società Finanziaria Eni SpA in Eni SpA	June 21, 2006

LOCATIONS OF DISCLOSURE:
Borsa Italiana SpA (www.borsaitaliana.it) and Eni SpA (www.eni.it)

DESCRIPTION OF THE DOCUMENT	ISSUE DATE (DISCLOSURE TO THE PUBLIC)
FORM 6-K
Form 6-K regarding May 2007	June 1, 2007
Form 6-K regarding April 2007	May 3, 2007
Form 6-K regarding March 2007	April 2, 2007
Form 6-K regarding February 2007	March 5, 2007
Form 6-K regarding January 2007	February 1, 2007
Form 6-K regarding December 2006	January 3, 2007
Form 6-K regarding November 2006	December 1, 2006
Form 6-K regarding October 2006	November 2, 2006
Form 6-K regarding August-September 2006	October 4, 2006
Form 6-K regarding June-July 2006	August 1, 2006
Form 6-K regarding May 2006	June 5, 2006

LOCATIONS OF DISCLOSURE:
- U.S. Securities and Exchange Commission - SEC (www.sec.gov)

DESCRIPTION OF THE DOCUMENT	ISSUE DATE (DISCLOSURE TO THE PUBLIC)
FINANCIAL DOCUMENTS (HALF-YEARLY REPORTS, QUARTERLY REPORTS, ANNUAL REPORT, ANNUAL REPORT ON FORM 20-F, EXTRAORDINARY OPERATIONS, PRESENTATIONS TO THE FINANCIAL COMMUNITY)
Abstract of the minutes of Eni BoD meeting held on June 7, 2007 containing the resolution of a bond issue and related report	June 12, 2007
Project of demerger of EniPower S.p.A. in favour of Eni S.p.A. and related annexes and report	June 12, 2007
Sustainability Report 2006	May 24, 2007
Abstract of the minutes of Eni BoD meeting held on May 10, 2007 containing the resolutions of merger of AgipFuel S.p.A., Napoletana Gas Clienti S.p.A. and Siciliana Gas Clienti S.p.A. into Eni S.p.A.	May 11, 2007
Eni IQ 2007 Results (Presentation to the Financial Community)	May 11, 2007
Eni 1Q 2007 Report	May 11, 2007
Annual Report 2006 - Final	May 8, 2007
Enifin Financial Statements at December 31, 2006	May 8, 2007
Eni Portugal Investment Financial Statements at December 31, 2006	May 8, 2007
Eni in 2006	May 4, 2007
Eni Fact Book 2006	May 4, 2007
Report on the proposals of the Board of Directors to the Shareholders’ Meeting	April 13, 2007
Project of merger of AgipFuel S.p.A. with Eni S.p.A. and related annexes and report	April 5, 2007
Project of merger of Napoletana Gas Clienti S.p.A. with Eni S.p.A. and related annexes and report	April 5, 2007
Project of merger of Siciliana Gas Clienti S.p.A. with Eni S.p.A. and related annexes and report	April 5, 2007
Annual Report 2006	March 30, 2007
Eni Strategic Plan 2007-2010 (Presentation to the Financial Community)	February 23, 2007
Report on Preliminary Results for 2006	February 23, 2007
Eni Gas Seminar (Presentation to the Financial Community)	December 1, 2006
Eni Third Quarter Results 2006 (Presentation to the Financial Community)	November 10, 2006
Quarterly Report at September 30, 2006	November 10, 2006
Half-Yearly Report at June 30, 2006 (including the opinion of the External Auditors)	October 9, 2006
Half-Yearly Report at June 30, 2006 (not including the opinion of the External Auditors)	September 22, 2006
Quarterly Report at June 30, 2006	July 28, 2006
Eni 2006 Interim Review (Presentation to the Financial Community)	July 28, 2006
Annual Report on Form 20-F 2005	June 21, 2006

LOCATIONS OF DISCLOSURE:
- Borsa Italiana SpA (www.borsaitaliana.it) and Eni SpA (www.eni.it)

DESCRIPTION OF THE DOCUMENT	ISSUE DATE (DISCLOSURE TO THE PUBLIC)
FURTHER DOCUMENTS (CORPORATE GOVERNANCE, ALTERATIONS OF ENI’S BY-LAWS AND OTHER CORPORATE DOCUMENTS)
Articles of Association as amended by Shareholders’ Extraordinary Meeting held on May 24, 2007	June 13, 2007
Report 2006 on the Corporate Governance	March 30, 2007
Annual Information Document May 25, 2005 - June 8, 2006 (Article 54 Consob Decision No. 11971/1999)	June 8, 2006

LOCATIONS OF DISCOLURE:
- Borsa Italiana SpA (www.borsaitaliana.it) and Eni SpA (www.eni.it)

DESCRIPTION OF THE DOCUMENT	ISSUE DATE (DISCLOSURE TO THE PUBLIC)
DISCLOSURE REGARDING ENI BUY-BACK PROGRAM (AUTHORIZED BY THE ORDINARY SHAREHOLDERS’ MEETING HELD ON MAY 25, 2006 FOR A PERIOD OF 18 MONTHS AND EXTENDED BY THE ORDINARY SHAREHOLDERS' MEETING HELD ON MAY 24, 2007 FOR A PERIOD OF 18 MONTHS AS OF SAID LAST DATE)	June 4, 2007
May 3, 2007
April 3, 2007
March 1, 2007
February 2, 2007
January 4, 2007
December 4, 2006
November 6, 2006
October 3, 2006
September 4, 2006
August 2, 2006
July 4, 2006
June 1, 2006

LOCATIONS OF DISCLOSURE:
- CONSOB - Commissione Nazionale per le Società e la Borsa (www.consob.it)

DESCRIPTION OF THE DOCUMENT	ISSUE DATE (DISCLOSURE TO THE PUBLIC)
DISCLOSURE OF THE TRANSACTIONS EXECUTED BY "RELEVANT PERSONS" IN RESPECT OF SHARES ISSUED BY ENI SpA OR OTHER RELATED FINANCIAL INSTRUMENTS (INTERNAL DEALING)
Transaction (sale) executed by the Eni SpA Director Renzo Costi	June 4, 2007
Transaction (sale) executed by the Senior Vice President of Corporate Strategies and Development Department of Eni SpA	May 21, 2007
Transaction (purchase) executed by the Chief Executive Officer of Eni SpA	February 26, 2007
Transaction (sale) executed by the General Director of Refining & Marketing of Eni SpA	January 12, 2007
Transaction (sale) executed by the Senior Vice President of Corporate Strategies and Development Department of Eni SpA	November 14, 2006
Transaction (sale) executed by the General Director of Exploration & Production Division of Eni SpA	October 23, 2006
Transaction (sale) executed by the Chief Financial Officer of Eni SpA	October 4, 2006
Transaction (sale) executed by the Senior Vice President of Legal Affairs of Eni SpA	October 4, 2006
Transaction (sale) executed by the Senior Vice President of Corporate Strategies and Development Department of Eni SpA	August 21, 2006

LOCATIONS OF DISCLOSURE:
- Borsa Italiana SpA (www.borsaitaliana.it) and Eni SpA (www.eni.it)

DESCRIPTION OF THE DOCUMENT	ISSUE DATE (DISCLOSURE TO THE PUBLIC)
MINUTES OF THE SHAREHOLDERS’ MEETINGS
Minutes of the Shareholders’ Meeting held on May 24, 2007	June 7, 2007

LOCATION OF DISCLOSURE:
- Borsa Italiana SpA (www.borsaitaliana.it) and Eni SpA (www.eni.it)

REPORT ON THE ISSUE OF THE BOND DENOMINATED "ENI SpA - EURO MEDIUM TERM NOTES - THIRD EMISSION"

The Chief Executive Officer submits to the approval of the Board of Directors the issue of the bond denominated "Eni SpA - Euro Medium Term Notes - Third emission" (the "Bond").

The report has been drawn up pursuant to Consob Regulation No. 11971 dated May 14, 1999, Annex 3A-Schedule 2.

Description and destination of the issue

Eni Board of Directors has authorised an Euro Medium Term Notes Program (the "Program") for issues totalling 6 billion euro. On June 2000 and April 2003 the Board resolved, within this Program, two bond issues totalling two billion euro.

The recent assets acquisitions for a total amount of euro 9.4 billion (assets upstream in Congo and Gulf of Mexico, ex-Yukos assets in Russia, including the participation in Gazpromneft, refining & marketing assets), also in consideration of the company’s results, make it necessary to consolidate Eni financial structure in order to: (i) maintain the current balance between short and medium-long debts; (ii) collect low-cost financial resources, taking advantage of Eni high rating - AA from Standard & Poor’s and Aa2 from Moody’s; (iii) diversify the financial sources.

In order to meet these goals, it is necessary that Eni resolve, on the basis of the Program, a new bond issue to be allocated on the euromarket.

In consideration of the nature of the financial needs and of the current market conditions, the funding will have a long-term duration not shorter than 5 and not longer than 30 years and may be executed also in more tranches.

Information on the foreseeable closing of the current financial year

The outlook for Eni in 2007 remains positive, with key business trends for the year as follows:

-	Production of liquids and natural gas is forecast to remain at the same level as 2006 (in 2006 oil and gas production averaged 1.77 mmboe/d) assuming a 55$/barrel scenario for the Brent crude oil;
-	Sales volumes of natural gas worldwide are expected to increase by 1% over 2006 (actual sales volumes in 2006 were 97.48 bcm). Major increases are expected in certain target markets in the Rest of Europe, mainly in the Iberian Peninsula, the North of Europe, France and Germany/Austria markets;

-	Sales volumes of electricity are expected to slightly increase from 2006 (actual volumes in 2006 were 31.03 TWh);
-	Refining throughputs on Eni’s account are forecast to slightly decrease from 2006 (actual throughputs in 2006 were 38.04 mmtonnes) due to the expiration of a processing contract at the Priolo refinery owned by a third party late in 2006, to be offset by higher throughputs expected at the Gela, Livorno and Taranto refineries;
-	Retail sales of refined products are expected to slightly increase from 2006 (actual volumes sold in 2006 were 12.48 mmtonnes). Increases are expected on both the Italian and European markets due to the entry into service of new outlets, following also the acquisition of service stations in target markets.

In 2007 management expects Eni’s capital expenditure on exploration and capital projects to amount to approximately euro 10.5 billion, representing a 34% increase over 2006. Approximately 86% of this capital expenditure programme is expected to be deployed in the Exploration & Production, Gas & Power and Refining & Marketing divisions, to be added to the above mentioned acquisitions of assets and interests amounting to euro 9.4 billion. Assuming Gazprom exercises its call options to purchase ex-Yukos gas assets from Eni, net cash outflows used in investing activities will decrease to euro 16.4 billion. On the basis of the expected cash outflows for this capital expenditure and acquisition program, and shareholders remuneration, also assuming a 55 $/barrel scenario for the Brent crude oil, Eni foresees a leverage ranging from 0.3 to 0.4 by the end of the year, depending on the exercise of the above mentioned call options by Gazprom.

Description of the Bond
Issuer:	Eni SpA
Denomination:	Eni SpA - Euro Medium Term Notes - Third Emission
Amount:	up to euro 1.5 billion
Issue Price:	depending on the market conditions at the issue. The issue price will not be lower than 98% of the nominal value of the Bond
Nominal Value:	euro 50,000 or 100,000
Duration:	depending on the market conditions at the issue. However it will not be shorter than 5 and not longer than 30 years
Interest Rate:	fix, not higher than 6%, or variable, not higher than Euribor increased of 0.5%, however in line with the market conditions at the issue
Interests Payment:	every three or six months or yearly

Placement:	on the Euromarket, in one or more tranches, to institutional investors, through a bank syndicate
Place of issue:	London (UK)
Date of issue:	within June 30, 2008
Reimbursement:	at par, at the expiration date of the issue or in more tranche of the same amount. The issuer may call for the anticipated reimbursement of the Bond, giving notice in advance of this resolution
Listing:	Luxembourg Stock Exchange or, if necessary, other primary European Stock Exchanges
Placing fees:	ot higher than 0.6% of the Bond nominal value, however to be set according to the current market conditions

To the Board members:
You are invited to:

-	approve the issue of the Bond "Eni SpA - Euro Medium Term Notes - Third emission" as described above;
-	delegate any and all powers to the Chief Executive Officer, the Chief Financial Officer and the Eni Vice-President for Finance, to be used severally, directly or through attorneys-in-fact and in compliance with the current legislation, to: a) execute this resolution; b) set terms and conditions of the issue; c) provide, if necessary and possible pursuant to the current legislation, for those formal amendments to it as determined by competent Authorities in order to deposit it with the Companies Register.

The Chief Executive Officer
of Eni SpA
(Mr. Paolo Scaroni)